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TOTAL S.A.
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Norwegian Sea: Total acquires an additional 30% of the Victoria discovery and disposes of 5% interest in the Tyrihans field
Paris, January 10, 2006 — Total announces that its wholly owned subsidiary, Total E&P Norge, has signed a sale and purchase agreement with ExxonMobil Exploration and Production Norway to acquire their entire 30% interest in the PL211 licence. This licence, located in the Norwegian Sea 200 kilometres offshore in water depths of around 400 metres, holds the Victoria discovery. The acquisition is subject to the approval of the Norwegian authorities. It will raise Total’s participation in the Victoria discovery to 50%.
Total E&P Norge plans to propose its candidature as operator to the other partners on the PL211 licence, Statoil (30%) and Eni Norge (20%).
As part of this transaction Total will transfer to ExxonMobil 5% of the Tyrihans field (6.29% of the PL073 licence). Following this transfer, Total’s stake in the Tyrihans field will go from 26.51% to 21.51%.
Through this investment, Total aims at increasing the volume and lifespan of its hydrocarbon reserves in Norway and thus consolidating its position as leader and operator in this country.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com